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                                            Filed by Sirius Satellite Radio Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                    Subject Company: Sirius Satellite Radio Inc.
                                                   Commission File No. 000-24710

                    FCC APPROVES SIRIUS' APPLICATION RELATING
                               TO RECAPITALIZATION


NEW YORK, NY-- January 15, 2003-- SIRIUS (NASDAQ: SIRI), the premier satellite radio broadcaster and only service delivering uncompromised coast-to-coast music and entertainment for your car and home, today announced that the Federal Communications Commission (FCC) has approved the company's application to transfer control of its operating licenses in connection with its recapitalization.

In its order approving the application, the FCC indicated that "the proposed restructuring will benefit the public interest," and that approval of the application will allow SIRIUS "to access financial resources necessary to maintain and expand its service to the public." SIRIUS filed the transfer application because of the significant amount of common stock expected to be issued to its debt holders and preferred stockholders in connection with the restructuring.

"We are very pleased to have received swift approval of our application from the FCC," said Patrick Donnelly, Executive Vice President and General Counsel for SIRIUS. "This is an important step in the process of completing our recapitalization, which we continue to believe will be consummated this quarter."

About SIRIUS
SIRIUS is the only satellite radio service bringing listeners 100 streams of the best music and entertainment coast-to-coast. SIRIUS offers 60 music streams with no commercials, along with 40 world-class sports, news and entertainment streams for a monthly subscription fee of $12.95. Stream Designers create and deliver uncompromised music in virtually every genre to our listeners 24 hours a day. Satellite radio products bringing SIRIUS to listeners in the car, truck, home, RV and boat are manufactured by Kenwood, Panasonic, Clarion, Audiovox and Jensen, and are available at major retailers including Circuit City, Best Buy, Sears, Good Guys, Tweeter, Ultimate Electronics and Crutchfield. SIRIUS is the leading OEM satellite radio provider, with exclusive partnerships with DaimlerChrysler, Ford and BMW. Automotive companies that have announced plans to offer SIRIUS radios in select new car models include Chrysler, Dodge, Jeep'r', Ford, Lincoln, Mercury, Mazda, Land Rover, Jaguar, Volvo, Aston Martin, Nissan, Infiniti, BMW, MINI, Audi and Volkswagen.



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Click on www.SIRIUS.com to listen to SIRIUS live, or to find a SIRIUS retailer or car dealer in your area.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, future events or performance with respect to SIRIUS Satellite Radio Inc. are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the factors discussed in our Registration Statement on Form S-4 (File No. 333-101317) filed with the Securities and Exchange Commission on November 20, 2002. Among the key factors that have a direct bearing on our results of operations are: our need for substantial additional financing in the first half of this year; our dependence upon third parties to manufacture, distribute, market and sell SIRIUS radios and components for those radios; the unproven market for our service; our competitive position and any events which affect the useful life of our satellites.

The foregoing shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of SIRIUS in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the prospectus and the Registration Statement on Form S-4 relating to the exchange offer for our debt (and amendments thereto) which contain important information.

These and other documents are filed with the SEC and may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Sirius by directing your request to Patrick Donnelly, Executive Vice President and General Counsel at (212) 584-5100.


Media Contacts:
Jim Collins                                          Mindy Kramer
Media and Investor Relations                         Media Relations
212-901-6422                                         212-584-5138
jcollins@SIRIUSradio.com                             mkramer@SIRIUSradio.com

Cheryl Cramer                                        Thomas Meyer
Investor Relations                                   Media Relations
212-901-6466                                         310-578-0425
ccramer@SIRIUSradio.com                              thomas.meyer@pr21.com



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                             STATEMENT OF DIFFERENCES

The registered trademark symbol shall be expressed as.......................'r'